SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM 6-K

                            Report of Foreign Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                             3rd Quarter Financials

                             Eiger Technology, Inc.
                              330 Bay St. Suite 602
                                   Toronto, ON
                                     M5H 2S8

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40- F]

                           Form 20-F |X| Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information by the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

                                 Yes |X| No |_|

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                       Eiger Technology, Inc.


Date: August 17,2001          Mr. Gerry A. Racicot
                                     President

EIGER TECHNOLOGY, INC. | management discussion & analysis

Management Discussion & Analysis

Eiger Technology, Inc. (Eiger) offers integrated research & development, manufacturing and distribution of computer peripherals and electronic ballasts, as well as, Voice over IP services to the Canadian long distance market.

Management's Discussion and Analysis ("MD&A") presents an analysis of the Corporation's financial condition as at June 30, 2001 compared to September 30, 2000 and the results of operations for the nine and three months ended June 30, 2001 compared to corresponding periods of 2000. It should be read in conjunction with the MD&A included in the Corporation's 2000 annual report.

Results of Operations

Consolidated net operating loss for the nine months ended June 30, 2001 was $2,117,000 versus a net loss of $390,000 for the nine months ended June 30, 2000. Fully diluted operating loss per share was $0.07, up from a loss of $0.02 per share a year ago. Net operating loss for the three months ended June 30, 2001 was $1,052,000 or $0.03 per share fully diluted, compared with a net income of $148,000 or .01 per share fully diluted a year ago. The third quarter loss of $12,952,000 includes an extraordinary loss of $11,900,000, which is a non-cash write down of investment and goodwill that has no impact on our revenue and cash flow.

Revenue

Consolidated revenue for the three months and nine months ended June 30, 2001 was $7,768,000 and $23,351,000, decreases of 40% and 49% respectively, as compared with $12,970,000 and $46,017,000 for the corresponding periods in the prior year. The drop in revenue was primarily a decrease in revenue at Eiger Net due to a weak computer peripheral marketplace. K-Tronik revenue increased 23% year over year to $7,000,000. Eiger's total revenue increased $1,900,000 over the last quarter ended March 31, 2001.

Gross Margin

Gross Margin for the three months and nine months ended June 30, 2001 was 6% and 7%, decreases of 3% and 4%, respectively, as compared with 9% and 11% for corresponding periods in the prior year. K-Tronik was able to maintain a 29% gross margin in the face of strong demand for its product while Eiger Net had a minus 5% gross margin for the quarter and ADH obtained a 11% gross margin for the quarter.

Expenses

Selling, General and Administration expenses for the three months and nine months ended June 30, 2001 were $2,298,000 and $6,762,000 compared to $734,000 and $4,560,000 for the corresponding periods of the previous year. This increase for the quarter and nine months ended June 30, 2001 was due to the non-allocation of head office expenses relating to share issuance and one time expenses of $600,000 from the K-Tronik Asia subsidiary, relating to debt settlement and inventory adjustment charges.

EIGER TECHNOLOGY, INC. | management discussion & analysis

Financial Position

Total assets of the Corporation amounted to $38,649,000 at June 30, 2001 as compared with $57,145,000 at September 30, 2000. This is primarily due to the write-down of the carrying value of certain investments and to a decrease in current assets as business sales volume decreases.

Outlook

With a solid core of synergistic business units comprised of Onlinetel, Eiger Net and K-Tronik, the Company momentum continues to place it solidly in the Arthur Anderson Tech 100. At the same time that we are confident that the Company will weather and further slowdowns in the economy, we are especially mindful of matching costs and expenses as we move forward and not getting ahead of ourselves in terms of investments and commitments. We expect to keep our leadership and growth potential, so you will see us continuing to invest. Our current interest is potential acquisitions with reliable cash flow and high growth potential in a recession phase of our economy.

Eiger Technology, Inc.


/s/ G.A. Racicot                      /s/ K. Attoe, C.A.

G.A. RACICOT                          K. ATTOE, C.A.
Chief Executive Officer               Chief Financial Officer

                             EIGER TECHNOLOGY, INC.

                  Unaudited Consolidated Financial Statements

                     for the nine months ended June 30, 2001

EIGER TECHNOLOGY, INC.
Unaudited Consolidated Balance Sheet

--------------------------------------------------------------------------------
                                                    June 30         September 30
                                                      2001              2000
--------------------------------------------------------------------------------
                                                       $                  $
Assets

Current
  Cash and Marketable Securities                    8,536,000         8,836,000
  Cash Held in Escrow                                      --         4,978,000
  Accounts Receivable                               9,103,000        12,039,000
  Inventories                                       7,699,000        10,878,000
  Prepaid Expenses                                    821,000           686,000
                                                  -----------       -----------

                                                   26,159,000        37,417,000

Future Income Tax Assets                            1,990,000                --
Capital                                             4,332,000         4,998,000
Long-term Investments                               1,693,000         4,337,000
Goodwill                                            1,211,000         7,640,000
Other                                               3,264,000         2,753,000
                                                  -----------       -----------

                                                   38,649,000        57,145,000
                                                  ===========       ===========

Liabilities and Shareholders' Equity

Current
  Bank Indebtedness                                 3,210,000         2,670,000
  Accounts Payable and Accrued Liabilities          5,673,000        11,184,000
  Current Income Taxes Payable (Recoverable)          (15,000)           39,000
  Current Portion of Long-term Debt                   120,000           120,000
                                                  -----------       -----------

                                                    8,988,000        14,013,000
                                                  -----------       -----------

Long-term Debt                                      1,134,000         1,488,000
                                                  -----------       -----------

Future Income Tax Liabilities                         178,000            43,000
                                                  -----------       -----------

Non-Controlling Interest                            1,833,000         3,253,000
                                                  -----------       -----------

Shareholders' Equity
  Share Capital                                    41,080,000        38,895,000
  Contributed Surplus                                 217,000           217,000
  Retained Earnings (Deficit)                     (14,781,000)         (764,000)
                                                  -----------       -----------

                                                   26,516,000        38,348,000
                                                  -----------       -----------

                                                   38,649,000        57,145,000
                                                  ===========       ===========

On Behalf of the Board:

            "Gerry Racicot"                  Director
------------------------------------------
             Gerry Racicot

             "Keith Attoe"                   Director
------------------------------------------
              Keith Attoe

EIGER TECHNOLOGY, INC.
Unaudited Consolidated Statement of Operations and Retained Earnings

------------------------------------------------------------------------------------------------------------------------------
For the nine months ended June 30                               2001              2000              2001              2000
------------------------------------------------------------------------------------------------------------------------------
                                                          (Current Quarter) (Current Quarter)  (Year-to-Date)     (Year-to-Date)
                                                                  $                 $                 $                 $
Sales                                                          7,768,000        12,970,000        23,351,000        46,017,000

Cost of Sales                                                  7,311,000        11,765,000        21,629,000        40,935,000
                                                             -----------       -----------       -----------       -----------

Gross Margin                                                     457,000         1,205,000         1,722,000         5,082,000
                                                             -----------       -----------       -----------       -----------

Expenses
  Selling, General and Administrative                          2,298,000           734,000         6,762,000         4,560,000
  Amortization of Capital Assets                                  80,000            76,000           264,000           228,000
  Amortization of Goodwill and Other Assets                      300,000            64,000           900,000           198,000
  Interest on Long-term Debt                                      15,000            20,000            51,000            52,000
  Other Interest and Bank Charges                                104,000           150,000           292,000           404,000
                                                             -----------       -----------       -----------       -----------

                                                               2,797,000         1,044,000         8,269,000         5,442,000
                                                             -----------       -----------       -----------       -----------

Income (Loss) from Operations                                 (2,340,000)          161,000        (6,547,000)         (360,000)

Other Income                                                     144,000           364,000         1,187,000           481,000
                                                             -----------       -----------       -----------       -----------

Income (Loss) before Taxes                                    (2,196,000)          525,000        (5,360,000)          121,000

Provision for Income Taxes                                      (474,000)          168,000        (1,013,000)           69,000
                                                             -----------       -----------       -----------       -----------

Income (Loss) before Non-controlling Interest                 (1,722,000)          357,000        (4,347,000)           52,000

Non-controlling Interest                                        (670,000)          209,000        (2,230,000)          442,000
                                                             -----------       -----------       -----------       -----------

Income (Loss) before Extraordinary Item                       (1,052,000)          148,000        (2,117,000)         (390,000)

Extraordinary Item (Net of Future Taxes of $1,000,000):
  Write down of Investments and Goodwill                     (11,900,000)               --       (11,900,000)               --
                                                             -----------       -----------       -----------       -----------

Net Income (Loss) for the Period                             (12,952,000)          148,000       (14,017,000)         (390,000)

Retained Earnings (Deficit), Beginning of Period              (1,829,000)       (1,106,000)         (764,000)         (401,000)

Subsidiary Dividends Paid to Non-controlling Interest                 --                --                --          (409,000)

Prior Period Adjustment of Non-controlling Interest                   --                --                --           242,000
                                                             -----------       -----------       -----------       -----------

Retained Earnings (Deficit), End of Period                   (14,781,000)         (958,000)      (14,781,000)         (958,000)
                                                             ===========       ===========       ===========       ===========

Earnings Per Share:
  Income (Loss) before Extraordinary Item:
    Basic                                                          (0.03)             0.01             (0.07)            (0.02)
                                                             ===========       ===========       ===========       ===========

    Diluted                                                        (0.03)             0.01             (0.07)            (0.02)
                                                             ===========       ===========       ===========       ===========

Net Income (Loss):
    Basic                                                          (0.38)             0.01             (0.44)            (0.02)
                                                             ===========       ===========       ===========       ===========

    Diluted                                                        (0.38)             0.01             (0.44)            (0.02)
                                                             ===========       ===========       ===========       ===========

EIGER TECHNOLOGY, INC.
Unaudited Consolidated Statement of Cash Flows

---------------------------------------------------------------------------------
For the nine months ended June 30                      2001              2000
---------------------------------------------------------------------------------
                                                         $                 $
Cash Flows From:

Operating Activities
  Income (Loss) before Extraordinary Item            (2,117,000)         (538,000)
  Items not Involving Cash Amortization               1,164,000           286,000
                                                    -----------       -----------

                                                       (953,000)         (252,000)
Changes in Non-cash Operating Accounts
       Accounts Receivable                            2,936,000        (5,493,000)
       Inventories                                    3,179,000        (4,400,000)
       Prepaid Expenses                                (135,000)           44,000
       Accounts Payable                              (5,511,000)        4,134,000
       Current Income Taxes                             (54,000)          (42,000)
       Future Income Taxes                             (855,000)         (298,000)
       Non-controlling Interest                      (1,420,000)          233,000
                                                    -----------       -----------

                                                     (2,813,000)       (6,074,000)
                                                    -----------       -----------

Investment Activities
  Purchase of Capital Assets                           (889,000)       (1,441,000)
  Non-controlling Interest                                   --         1,611,000
  Long-term Investments                              (3,715,000)               --
  Goodwill and Other Assets                            (232,000)       (6,096,000)
                                                    -----------       -----------

                                                     (4,836,000)       (5,926,000)
                                                    -----------       -----------

Financing Activities
  Operating Line of Credit                              540,000         5,084,000
  Long-term Debt                                       (354,000)            9,000
  Contributed Capital                                        --           570,000
  Common Shares Issued                                  465,000        32,338,000
  Costs Related to Issuance of Share Capital          1,720,000          (565,000)
                                                    -----------       -----------

                                                      2,371,000        37,436,000
                                                    -----------       -----------

Net Cash Flows for the Period                        (5,278,000)       25,436,000

Cash and Cash Equivalents, Beginning of Period       13,814,000          (587,000)
                                                    -----------       -----------

Cash and Cash Equivalents, End of Period              8,536,000        24,849,000
                                                    ===========       ===========

Cash and Cash Equivalents Represented By:
  Cash and Marketable Securities                      8,536,000        10,182,000
  Cash Held in Escrow                                        --        14,667,000
                                                    -----------       -----------

                                                      8,536,000        24,849,000
                                                    ===========       ===========

EIGER TECHNOLOGY, INC.
Notes to the Consolidated Financial Statements
For the nine months ended June 30, 2001

--------------------------------------------------------------------------------
Reconciliation to U.S. GAAP:
--------------------------------------------------------------------------------

Relevant differences between accounting principles generally accepted in Canada (Cdn. GAAP") compared to those principles generally accepted in the United States of America ("U.S. GAAP") are as follows:

U.S. GAAP requires that all organization costs (including those previously deferred) be expensed currently. Also, all product development costs are to be expensed as incurred. Cdn. GAAP permits the deferral and amortization of these costs when certain conditions are met.

U.S. GAAP requires the measurement and reporting of "comprehensive income". Comprehensive income includes net income and all other changes to shareholders' equity other than amounts received from or paid to shareholders. The only reportable comprehensive income item for the Company relates to foreign currency translation adjustments as described below.

U.S. GAAP requires the use of the current rate method of foreign currency translation, with any resulting foreign exchange translation adjustments forming part of comprehensive income for the year and accumulating as a separate component of shareholders' equity.

APB Oinion 25 permits the intrinsic value based method to be used to measure stock option compensation costs. The intrinsic method is generally used in Canada. In this case, the Company grants stock options at fair market value and no compensation is recognized.

Reconciliations:

                                                                  June 30         June 30
                                                                    2001            2000
                                                                -----------       --------
                                                                     $                $
Net Income
- per Cdn. GAAP                                                 (14,017,000)      (390,000)

- expense current product development costs                         (92,000)      (164,000)
- expense current organization costs                                     --       (365,000)
- add back amortization of deferred costs                           220,000         65,000
- adjustments to non-controlling interest and future taxes               --        284,000
- foreign currency translation adjustment                           101,000         24,000
                                                                -----------       --------

- per U.S. GAAP                                                 (13,788,000)      (546,000)

Comprehensive item - foreign currency translation                  (101,000)       (24,000)
                                                                -----------       --------

Comprehensive Income                                            (13,889,000)      (570,000)
                                                                ===========       ========

Accumulated Other Comprehensive Items
- per Cdn. GAAP                                                          --             --

- cumulative foreign currency translation adjustments              (236,000)       (24,000)
                                                                -----------       --------

- per U.S. GAAP                                                    (236,000)       (24,000)
                                                                ===========       ========

EIGER TECHNOLOGY, INC.
Notes to the Consolidated Financial Statements
For the nine months ended June 30, 2001

--------------------------------------------------------------------------------
Reconciliation to U.S. GAAP - continued:
--------------------------------------------------------------------------------

                                                            June 30        September 30
                                                             2001              2000
                                                          -----------       -----------
                                                               $                 $
Retained Earnings (Deficit)
- End of Period per Cdn. GAAP                             (14,781,000)         (764,000)

- expense deferred product development costs net of
  portion relating to non-controlling interest             (1,042,000)       (1,154,000)
- expense deferred organization costs net of portion
  relating to non-controlling interest                       (138,000)         (219,000)
- foreign currency translation adjustments                    206,000           135,000
- future income tax savings related to above                  375,000           447,000
                                                          -----------       -----------

- End of Period per U.S. GAAP                             (15,380,000)       (1,555,000)
                                                          ===========       ===========

Total Assets
- per Cdn. GAAP                                            38,649,000        57,145,000

- expense deferred product development costs               (1,306,000)       (1,709,000)
- expense deferred organization costs                        (278,000)         (370,000)
- increase in future income tax assets                        334,000           404,000
                                                          -----------       -----------

- per U.S. GAAP                                            37,399,000        55,470,000
                                                          ===========       ===========